For immediate release

Westaim announces 2005 first quarter results

CALGARY, ALBERTA — May 4, 2005 — The Westaim Corporation announced today that for the first quarter ended March 31, 2005, it recorded net income of $2.5 million or three cents per share, on revenues of $5.0 million. In the same quarter last year, the company recorded a net income of $1.0 million, or one cent per share, on revenues of $10.4 million. Last year’s first quarter results included a US$5-million milestone payment from Smith & Nephew plc to NUCRYST Pharmaceuticals.

The 2005 first quarter results include income from discontinued operations of $11.4 million compared to $4.2 million in 2004. Discontinued operations in 2005 included a total gain of $11.5 million relating to the reorganization and sale of inactive subsidiaries.

At March 31, 2005, Westaim had $103.2 million in cash and short-term investments.

“Westaim is focused on executing our business plan and we have set the stage for growth in 2005,” said Barry M. Heck, President and CEO of Westaim. “iFire has completed the construction of its pilot production facility and expanded cleanroom facility. Equipment for pilot manufacturing will continue to be delivered throughout the second quarter and is anticipated to be operational in the second half of 2005. NUCRYST continues to see revenue growth from its SILCRYST division and is also undergoing an expansion at its manufacturing facility in Alberta as a result of increased demand of Acticoat™ dressings.”

iFire Technology
iFire is expanding its research and development facility to include pilot manufacturing of mid-30-inch sized flat panel displays. The pilot facility is under construction and is expected to begin operation in the second half of 2005. This first phase of commercialization will demonstrate iFire’s low-cost production capability and will produce engineering samples that iFire can share with OEMs (original equipment manufacturers) and potential partners.

NUCRYST Pharmaceuticals
In 2004 NUCRYST began a $7-million expansion of its production facility in Fort Saskatchewan, Canada to meet anticipated demand from Smith & Nephew for its Acticoat™ family of dressings. The expansion includes new production equipment, overall facility expansion and a new cleanroom control environment. NUCRYST anticipates that the expanded facility expansion will be operational in the fourth quarter.

On April 22, 2005, Smith & Nephew introduced a new product to the Acticoat™ family of dressings. Acticoat™ Moisture Control is a new foam dressing that will be used for treating heavily exudating wounds or for wounds that require moisture to be added. Foam and moisture control dressings represent a significant product area in the serious wound care market. Like all Acticoat™ products, NUCRYST will be the exclusive manufacturer of Acticoat™ Moisture Control. Sales in Canada have already begun, and the roll out in the US began at the largest serious wound care conference in the US, the Symposium on Advanced Wound Care, held in San Diego April 21-24.

Today, The Westaim Corporation is holding its Annual Meeting of Shareholders in Toronto, Canada at 10:00 a.m. (EDT). The meeting and accompanying investor briefing, which will provide an update on the company’s businesses, will be webcast live and is available through the company website www.westaim.com. An archive of the webcast will be posted following the meeting.

The Westaim Corporation’s technology investments include: NUCRYST Pharmaceuticals, which researches, develops and commercializes medical devices and pharmaceutical products based on its nanocrystalline silver technology; and iFire Technology, which has developed a revolutionary low-cost flat panel display. Westaim’s common shares are listed on NASDAQ under the symbol WEDX and on The Toronto Stock Exchange under the trading symbol WED.

For more information contact:
David Wills
Investor Relations
(416) 504-8464
info@westaim.com
www.westaim.com

This news release may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including but not limited to financial considerations and those predicting the development, expansion or upgrading of facilities and equipment, product development, product commercialization, manufacturing costs, cost advantages, and construction or operation timeframes. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.